UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
14025 Riveredge Drive, Suite 300
Tampa, FL 33637-2015

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and 2024	4

Notes to Financial Statements	5-10

Supplemental Information *

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	11

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Exhibit Index	13

Signature	13

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of Crown Cork & Seal Company, Inc. Retirement Thrift Plan and Members of the Audit Committee and Benefit Plans Committee:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan since 2024.

Whippany, New Jersey
June 18, 2026
PCAOB ID Number 100

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Net Assets Available for Benefits
	As of December 31,
	2025	2024
ASSETS
Investments, at fair value
Registered investment companies	$118,443,016	$152,859,735
Collective investment trusts	72,378,553	18,643,886
Crown Holdings, Inc. Stock Fund	5,064,837	4,154,160
Total investments, at fair value	195,886,406	175,657,781

Receivables
Notes receivable from participants	4,144,745	3,670,209
Employer contributions receivable	705,990	649,544
Participant contributions receivable	6,229	—
Total receivables	4,856,964	4,319,753

Total assets	200,743,370	179,977,534

LIABILITIES	—	—

Net assets available for benefits	$200,743,370	$179,977,534
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2025	2024
Additions:
Investment income:
Interest and dividend income	$5,139,065	$5,511,256
Net appreciation in fair value of investments	21,856,728	16,133,498
Total investment income	26,995,793	21,644,754

Interest income, notes receivable from participants	328,185	288,516

Contributions:
Employer	2,573,869	2,319,834
Participant	10,064,802	8,611,505
Total contributions	12,638,671	10,931,339

Other additions	13,009	12,552
Total additions	39,975,658	32,877,161

Deductions:
Benefits paid to participants	18,324,032	22,129,465
Administrative expenses	155,699	185,300
Other deductions	19,804	1,535
Total deductions	18,499,535	22,316,300

Net increase	21,476,123	10,560,861

Transfers from Crown Cork & Seal Company Inc. 401(k) Retirement Savings Plan	26,320	2,946

Transfers to Crown Cork & Seal Company Inc. 401(k) Retirement Savings Plan	(736,607)	(628,315)

Net Assets Available for Benefits:
Beginning of year	179,977,534	170,042,042
End of year	$200,743,370	$179,977,534

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. and subsidiaries (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. Employees are automatically enrolled on the first of the month following 30 days of service with a before-tax contribution rate of 6% unless they affirmatively elect not to participate in the Plan or elect to contribute at a different rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

The SECURE 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans. Plan management is adopting any mandatory provisions as they become applicable and evaluating those provisions deemed discretionary. There were no plan changes adopted in 2025 as a result of this legislation. During 2024, the automatic cash out limit was increased to $7,000 in accordance with SECURE 2.0.

Contributions
The Plan allows before-tax and Roth participant contributions of 2% to 75% of eligible compensation. The Plan also allows after-tax participant contributions of 1% to 10% of eligible compensation. Catch-up contributions are permitted by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions, where applicable, are invested in accordance with participant investment directions. Before-tax and Roth contributions may be matched by the Company at various rates as determined by the employer company, as defined in the Plan document. In addition, certain participants receive profit sharing contributions, some of which are discretionary, from the Company at varying rates as determined by the employer company, as defined in the Plan document. Discretionary contributions in 2025 and 2024 totaled $703,784 and $649,544, respectively. Contribution amounts are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts
Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s contribution and (c) Plan earnings, and charged with administrative fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. The Plan uses graded vesting that results in a participant becoming 100% vested in the matching contribution portion after completing 4 or 5 years of credited service depending on the employer company and as defined in the Plan document. If eligible, a participant becomes 100% vested in the profit sharing contribution portion either immediately or after completing 5 years of credited service depending on the employer company and as defined in the Plan document.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on notes receivable outstanding as of December 31, 2025 and 2024 range from 4.25% to 9.50%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to these or any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the vested interest is $7,000 or less at the time of termination, a participant will be cashed out. An active employee may take an in-service withdrawal if he or she has attained age 59.5 or if other criteria are met as defined in the Plan document. All distributions are paid in either cash or Company stock at the participant’s election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. The balance of unallocated forfeitures, which will be used to reduce future Company contributions, were $628 and $12 at December 31, 2025 and 2024, respectively. Forfeitures used to offset Company contributions in 2025 and 2024 totaled $121,850 and $163,606, respectively.

Plan Transfers
A participant’s balance may be transferred to or from the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan due to an employee’s eligibility changing as a result of a promotion or relocation.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Delinquent Participant Contributions
The Company did not remit certain participant contributions in 2025 to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $35,004, were corrected in 2025. Additionally, the Company compensated participants for lost earnings resulting from the delay in contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Recordkeeping expenses, investment advisory fees, and miscellaneous administrative fees are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments. Expenses paid by the Company are excluded from these financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for             substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Registered investment companies	$118,443,016	$—	$—	$118,443,016
Collective investment trusts	—	54,018,304	—	$54,018,304
Company common stock fund	5,064,837	—	—	5,064,837

Total assets in fair value hierarchy	$123,507,853	$54,018,304	$—	177,526,157

Investments measured at net asset value (a)				18,360,249

Investments at fair value				$195,886,406

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Registered investment companies	$152,859,735	$—	$—	$152,859,735
Company common stock fund	4,154,160	—	—	4,154,160

Total assets in fair value hierarchy	$157,013,895	$—	$—	157,013,895

Investments measured at net asset value (a)				18,643,886

Investments at fair value				$175,657,781

(a)Certain collective investment trusts that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no transfers between levels and no changes in the methodologies used at December 31, 2025 and 2024.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Registered investment companies are valued at the daily closing price as reported by the fund, which represents the NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The collective investment trusts are Vanguard Target Retirement Trusts that are valued daily. The unit values are based upon significant observable inputs, although they are not based upon quoted market prices in an active market. The trusts invest in Vanguard mutual funds using a balanced asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. The trusts' asset allocation will become more conservative over time. The trusts hold a diversified mix of indirect bond and indirect stock holdings.

The underlying investments of the collective investment trusts consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The collective investment trusts are not subject to any withdrawal or redemption restrictions, and there are no unfunded commitments.

The Vanguard Retirement Savings Trust III is a collective investment trust that is valued at the NAV of the units of the collective investment trust held by the Plan at year end multiplied by the respective unit value. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV of the collective investment trust is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective investment trust’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective investment trust invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The collective investment trust invests solely in the Vanguard Retirement Savings Master Trust (the “VRST Master Trust”) and is allocated net investment income based on its ownership percentage in the master trust. The underlying investments of the VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond funds.

The fair value of the Company’s common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2025 and 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2025
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust III	$18,360,249	N/A	Daily	N/A

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust III	$18,643,886	N/A	Daily	N/A

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and collective investment trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. Plan assets managed by affiliates of VFTC were $172,788,411 and $153,755,573 as of December 31, 2025 and 2024, respectively. Transactions in these investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The Plan participants also invest in shares of the Company’s common stock through the Crown Holdings, Inc. Stock Fund. The Company’s common stock fund held 49,187 and 50,238 shares of Crown Holdings, Inc. common stock representing 2.5% and 2.3% of Plan assets as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, the Company common stock fund had purchases of $222,230 and $263,911, respectively, and sales of $323,747 and $1,017,624, respectively. Dividend income from the Company’s common stock fund totaled $51,468 and $54,351 for the years ended December 31, 2025 and 2024, respectively. The Plan also issues loans to participants, which are secured by the balances in the respective participant accounts. Transactions in such investments and notes receivable from participants qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 5 - TAX STATUS

The IRS determined and informed the Company by letter dated October 13, 2015 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan had investments of $61,299,801 concentrated in one fund as of December 31, 2025 and $75,050,823 concentrated in two funds as of December 31, 2024.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2025

Crown Cork & Seal Company, Inc. Retirement Thrift Plan
EIN 23-1526444 Plan No. 105

		Total that Constitutes Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2025	$35,004	$—	$—	$—	$35,004

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
Crown Cork & Seal Company, Inc. Retirement Thrift Plan EIN 23-1526444 Plan No. 105
	Identity of Participant-Directed Issues	Investment Type	Current Value
	Baird Core Plus Bond Fund	Registered Investment Company	$6,283,740
	DFA Emerging Markets Core Equity Portfolio	Registered Investment Company	243,411
	DFA US Targeted Value Portfolio	Registered Investment Company	705,077
	Fidelity Small Cap Growth Fund	Registered Investment Company	10,545,652
	T. Rowe Price International Discovery Fund	Registered Investment Company	255,278
*	Vanguard Developed Markets Index Fund	Registered Investment Company	8,763,107
*	Vanguard International Growth Fund	Registered Investment Company	7,331,759
*	Vanguard Russell 1000 Growth Index Fund	Registered Investment Company	3,004,637
*	Vanguard Cash Reserve Federal Money Market Fund	Registered Investment Company	189,525
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	7,774,037
*	Vanguard Institutional Total Stock Market Index Fund	Registered Investment Company	61,299,801
*	Vanguard Wellington Fund	Registered Investment Company	8,754,343
*	Vanguard Windsor II Fund	Registered Investment Company	3,292,649
*	Vanguard Target Retirement 2020 Trust	Collective Investment Trust	859,836
*	Vanguard Target Retirement 2025 Trust	Collective Investment Trust	4,549,520
*	Vanguard Target Retirement 2030 Trust	Collective Investment Trust	8,960,851
*	Vanguard Target Retirement 2035 Trust	Collective Investment Trust	8,147,773
*	Vanguard Target Retirement 2040 Trust	Collective Investment Trust	6,741,382
*	Vanguard Target Retirement 2045 Trust	Collective Investment Trust	5,047,461
*	Vanguard Target Retirement 2050 Trust	Collective Investment Trust	6,407,200
*	Vanguard Target Retirement 2055 Trust	Collective Investment Trust	3,876,536
*	Vanguard Target Retirement 2060 Trust	Collective Investment Trust	3,712,277
*	Vanguard Target Retirement 2065 Trust	Collective Investment Trust	1,825,455
*	Vanguard Target Retirement 2070 Trust	Collective Investment Trust	260,280
*	Vanguard Target Retirement Income Trust	Collective Investment Trust	3,629,733
*	Vanguard Retirement Savings Trust III	Collective Investment Trust	18,360,249
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	5,064,837
*	Notes receivable from participants	Interest rates: 4.25% - 9.50%, maturing through August 4, 2031	4,144,745
	Total (Held at End of Year)		$200,031,151

*	Party-in-Interest as defined by ERISA
Cost column not required to be reported as all investments are participant directed.

EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	By:	/s/ Kevin B. Garry
Kevin B. Garry
Vice President and Corporate Controller

Date: June 18, 2026